Filed by Seneca Biopharma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Seneca Biopharma, Inc.

(Commission File No. 001-33672)

Seneca Special Meeting Q&A

The management of Seneca Biopharma, Inc. (“Seneca”) and Leading BioSciences, Inc. (“LBS”) have each received inquiries regarding Seneca’s special meeting of stockholders (“Special Meeting”) that was convened on March 24, 2021 and adjourned to April 9, 2021. In order to clarify information about the Special Meeting and assist stockholders with voting, the management of Seneca and LBS are providing the following answers to our most frequent stockholder inquiries:

Special Meeting Procedures and Voting Results Questions

I had difficulty joining the Special Meeting – did the Special Meeting occur?

Yes, the Special Meeting was convened as scheduled on March 24, 2021 promptly at 11:00 a.m. Eastern Time. However, the Special Meeting was adjourned shortly after being convened and before any matters were voted on. After the adjournment, the virtual meeting site was no longer accessible. A copy of the meeting transcript was filed with the SEC and is available at https://www.sec.gov/Archives/edgar/data/0001357459/000117184321002038/exh_9902.htm.

Are you going to disclose the voting results from the Special Meeting?	There are no voting results to disclose as the meeting was adjourned prior to any business being conducted, or any votes being tallied.
Why did you adjourn the Special Meeting?	The meeting was adjourned to provide all stockholders sufficient time to fully consider and vote on the proposals presented at the Special Meeting.
Why didn’t Seneca announce the preliminary voting results and why can’t you tell me the status of votes on each Proposal?

Although Seneca appreciates that stockholders may want to know the preliminary results, as discussed above, the polls were never opened at the Special Meeting. Therefore, an inspector of elections never formally counted any votes so there was no official tabulation of results to disclose.

Does each proposal require the same voting threshold to pass?	No, the Reverse Stock Split (“Reverse Split”) proposal requires a higher voting threshold than all other proposals. The Reverse Split proposal requires support of the majority of Seneca’s outstanding shares to pass while all other proposals require a majority of votes cast. Therefore, every vote counts, and the management of both companies encourage you to vote your shares in favor of all proposals.

Reverse Stock Split and Merger Proposal Questions

Is the reverse stock split proposal (“Reverse Split”) necessary to consummate the merger?	Yes, as a condition to closing the merger, the stockholders must approve the Reverse Split. The merger cannot be completed, and the transaction cannot occur if the Reverse Split is not approved.
If the price of Seneca’s common stock reaches $4.00 without a Reverse Split, can Seneca complete the merger without effecting the Reverse Split?

No, it cannot. As a condition to closing the merger, pursuant to the terms of the merger agreement between Seneca and LBS, and as described in Seneca’s proxy statement, the Seneca stockholders must approve the Reverse Split in order to complete the merger.

Were the merger and Reverse Split recommended by any independent proxy advisory firms?	Yes, Institutional Shareholder Services Inc. (commonly referred to as ISS) recommended that Seneca’s stockholders vote “FOR” the proposed merger and “FOR” the Reverse Split.

Contingent Value Rights Questions

What is the value of the Contingent Value Right (“CVR”) and when will I receive it?

While there has been no review of the value of the proposed CVR, it is an instrument that preserves the ability of stockholders, and certain of Seneca’s warrant holders, to potentially recognize additional value if Seneca’s legacy assets are sold or licensed within 18 months of the merger. However, only upon completion of the merger will the CVR be issued to Seneca stockholders of record as of the record date. If the merger is not completed, Seneca stockholders will not receive the CVR, and accordingly, there will be no value to it. If the merger is completed, Seneca will announce the timing and protocol for receiving the CVR.

Will stockholders of LBS be entitled to the CVR?	No, the majority (80%) of the value associated with Seneca’s legacy assets is being preserved for Seneca’s shareholders, and certain warrant holders, who own their shares immediately prior to the closing of the merger.

Voting for the Merger

I wanted to vote my shares at the Special Meeting. How can I now vote my support for the merger?	WE URGE YOU TO VOTE NOW BY CALLING KINGSDALE ADVISORS TOLL-FREE AT 1-855-682-2019 or collect at 1-416-867-2272 AND ONE OF THEIR AGENTS WOULD BE HAPPY TO HELP YOU VOTE OVER THE PHONE.
How can I help support the merger?	First, get in your vote “FOR” proposals 1 and 2, the reverse stock split and the merger. Every vote counts. Encourage our fellow stockholders to get out the vote and send in their proxies “FOR proposals 1 and 2.

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The management of Seneca and LBS hope that this answers many of your questions and is helpful in your determination to vote “FOR” the merger and reverse split. The Board of Seneca has determined that the merger with LBS is the best value proposition for the stockholders of Seneca. Additionally, Leading BioSciences, Inc. and Altium Growth Fund, LP remain supportive of the merger.

Please Vote Your Seneca Shares Today!

About Seneca Biopharma, Inc.

Seneca is a clinical-stage biopharmaceutical company developing novel treatments for diseases of high unmet medical need. On December 17, 2020, Seneca announced that it had entered into a definitive merger agreement with LBS, a privately held company focused on developing novel therapeutics to improve human health through therapeutic protection of the gastrointestinal mucosal barrier.

About Leading BioSciences, Inc.

LBS is developing novel therapeutics designed to improve human health through therapeutic protection of the gastrointestinal mucosal barrier. LBS’ initial focus is combatting the interruption of GI function (ileus) following major surgery in order to reduce recovery times and shorten the duration of patient hospital stays. Additionally, LBS believes that its investigational therapies have the potential to prevent the formation of postoperative adhesions (reducing hospital re-admissions and additional surgeries), as well as to address the myriad health conditions and complications associated with chronic disruption of the gastrointestinal mucosal barrier.

No Offer or Solicitation

This communication will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transactions between LBS and Seneca, Seneca filed a registration statement on Form S-4 that contained a proxy statement and prospectus with the Securities Exchange Commission (“SEC”) on December 23, 2020. The registration statement was declared effective on February 11, 2021 and the Proxy Statement was mailed to the Seneca stockholders on or about February 12, 2021. This communication is not a substitute for the registration statement or the Proxy Statement or any other documents that Seneca may file with the SEC or send to its stockholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING DECISION, SENECA URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS, THE REGISTRATION STATEMENT AND PROXY STATEMENT, AS MAY BE AMENDED, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SENECA, THE PROPOSED TRANSACTION AND RELATED MATTERS.

You may obtain free copies of the registration statement and Proxy Statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. The registration statement and proxy statement are available free of charge on Seneca’s website at www.senecabio.com, by contacting Seneca’s Investor Relations by phone at (301) 366-4960, or by electronic mail at investor@senecabio.com. Investors and stockholders are urged to read the registration statement, proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Seneca and LBS, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Seneca’s directors and executive officers is included in Seneca’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 22, 2021, the registration statement, proxy statement, and prospectus filed with the SEC on February 9, 2021. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Information:

This communication contains "forward-looking statements" made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future, not past, events and may often be identified by words such as "expect," "anticipate," "intend," "plan," "believe," "seek" or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Specific risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include risks inherent in the development and commercialization of potential products, uncertainty of clinical trial results or regulatory approvals or clearances, need for future capital, dependence upon collaborators and maintenance of our intellectual property rights. Actual results may differ materially from the results anticipated in these forward-looking statements. Additional information on potential factors that could affect our results and other risks and uncertainties are detailed from time to time in Seneca’s periodic reports filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2020, its Quarterly Reports on Form 10-Q as well as and in other reports filed with the SEC. Except as required by applicable law, we do not assume any obligation to update any forward-looking statements.

Contact:

Dennis Gluck, Esq.

Silvestre Law Group, P.C.

(818) 597-7552